UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 3, 2025

Commission File Number: 001-39307

Legend Biotech Corporation
(Translation of registrant's name into English)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Legend Biotech Announced New 5-Year Survival Data for CARVYKTI® in CARTITUDE-1 Study for Multiple Myeloma at 2025 ASCO Annual Meeting

On June 3, 2025, Legend Biotech Corporation (“Legend Biotech”) issued a press release announcing new data from the CARTITUDE-1 study that show long-term outcomes after a single infusion of CARVYKTI® (ciltacabtagene autoleucel; cilta-cel) with no maintenance or subsequent myeloma therapy. Notably, one-third of patients with relapsed/refractory multiple myeloma remained progression-free for ≥5 years. Findings were featured in an oral presentation at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting (Abstract #7505) in Chicago, Illinois. CARTITUDE-4 subgroup analyses were also featured in a poster presentation at ASCO that highlighted consistent, durable progression-free and overall survival benefit when compared to the standard of care across cytogenetic risk groups as early as second-line therapy. Preliminary results from Phase 1 LB2102 and Phase 1 LB1908 ongoing dose-escalation studies in solid tumors, specifically lung and gastric cancers respectively, were also be featured in poster presentations at ASCO. The press release is attached to this Form 6-K as Exhibit 99.1.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation
(Registrant)

Date: June 3, 2025	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer